UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number:
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SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Magal Security Systems Ltd.

 (Name of Issuer)

Ordinary Shares, Par Value NIS 1.0 Per Share

(Title of Class of Securities)

M6787D104

(CUSIP Number)
FIMI FIVE 2012 Ltd. Electra Tower, 98 Yigal Alon St., Tel-Aviv 67891, Israel +(972)-3-565-2244

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 7, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ”filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAME OF REPORTING PERSONS. FIMI FIVE 2012 Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,461,290
	8	SHARED VOTING POWER _____
	9	SOLE DISPOSITIVE POWER 6,461,290
	10	SHARED DISPOSITIVE POWER _____
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,461,290
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS. FIMI Opportunity V, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,461,290
	8	SHARED VOTING POWER _____
	9	SOLE DISPOSITIVE POWER 6,461,290
	10	SHARED DISPOSITIVE POWER _____
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,461,290
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS. FIMI Israel Opportunity Five, Limited Partnership I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,461,290
	8	SHARED VOTING POWER _____
	9	SOLE DISPOSITIVE POWER 6,461,290
	10	SHARED DISPOSITIVE POWER _____
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,461,290
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS. Ishay Davidi Holdings Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,461,290
	8	SHARED VOTING POWER _____
	9	SOLE DISPOSITIVE POWER 6,461,290
	10	SHARED DISPOSITIVE POWER _____
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,461,290
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Page 5 of 9 Pages

1	NAME OF REPORTING PERSONS. Ishay Davidi I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,461,290
	8	SHARED VOTING POWER _____
	9	SOLE DISPOSITIVE POWER 6,461,290
	10	SHARED DISPOSITIVE POWER _____
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,461,290
12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 6 of 9 Pages

Item 1.	Security and Issuer

This statement relates to ordinary shares, par value NIS 1.0 per share (“Shares”) of Magal Security Systems Ltd., an Israeli corporation. The address of the principal executive offices of the Issuer is P.O.BOX 70, Industrial Zone, Yehud 56100, Israel.

Item 2.	Identity and Background

FIMI FIVE 2012 Ltd. is a corporation organized under the laws of the State of Israel that serves as the managing general partner of each of FIMI Opportunity V, L.P. and FIMI Israel Opportunity Five, Limited Partnership (the "FIMI V Funds"). Its principal business is the management of the FIMI V Funds.

FIMI Opportunity V, L.P. is a limited partnership organized under the laws of the State of Delaware. Its principal business is investment in securities.

FIMI Israel Opportunity Five, Limited Partnership is a limited partnership organized under the laws of the State of Israel. Its principal business is investment in securities.

Ishay Davidi Holdings Ltd. is a corporation organized under the laws of the State of Israel and is controlled by Mr. Ishay Davidi. Ishay Davidi Holdings Ltd. is a holding company that controls FIMI FIVE 2012 Ltd., the managing general partner of the FIMI V Funds.

Mr. Ishay Davidi is a citizen of the State of Israel and serves as the Chief Executive Officer of all of the companies listed above.

The principal business address for each of the Reporting Persons is c/o FIMI FIVE 2012 Ltd., Electra Tower, 98 Yigal Alon St., Tel-Aviv 67891, Israel.

During the last five years, none of the Reporting Persons (including the general partners of partnerships and the directors and executive officers of the companies) have either been convicted in a criminal proceeding  (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 6,461,290 Shares purchased by the FIMI V Funds was US$ 22,614,515. In addition, in the event that the FIMI V Funds sell these Shares at an aggregate price greater than $45,229,030, the FIMI V Funds will pay Ki Corporation Limited an additional amount equal to 20% of any such excess of the aggregate amounts they receive in such sales over $45,229,030, provided that such additional amount shall not exceed an aggregate of $6,461,290. The source of funding for the purchase of the Shares was, and the source of funding for the additional contingent amount and for the purchase of any additional Shares is currently expected to be, the capital of the FIMI V Funds.

Item 4.	Purpose of Transaction

The Reporting Persons acquired their positions in the Shares for investment purposes and to influence the management, policies and control of the Issuer with the aim of increasing the value of the Issuer and the Reporting Persons' investment in the Issuer.

The Reporting Persons, at any time and from time to time, may directly or indirectly acquire additional ordinary shares or securities exercisable for or convertible into ordinary shares of the Issuer, depending upon an ongoing evaluation of their investment in the securities of the Issuer. The Reporting Persons reserve the right to dispose of any or all of their Shares in the open market or otherwise, at any time and from time to time.

Page 7 of 9 Pages

At the upcoming meeting of the Issuer's shareholders, Messrs. Gillon Beck, Shmuel Vlodinger, Ron Ben Haim and Ami Boehm will be appointed as representatives of the Reporting Persons to the Issuer's Board of Directors, effective as of the closing of the purchase of the Shares (and subject thereto).

Other than as described above, the Reporting Persons report that they currently have no plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a)- (b)     The Reporting Persons may be deemed to beneficially own and have shared power to vote and shared power of disposition over 6,461,290 Shares, representing approximately 40% of the Issuer's Shares (based upon the 16,147,522 shares stated to be outstanding as of July 31, 2014 on the Form 6-K filed by the Issuer with the Securities Exchange Commission on August 6, 2014).

(c)           All Shares (i.e., 6,461,290 Shares) were purchased by the FIMI V Funds pursuant to an Agreement dated July 30, 2014 from the Issuer’s controlling shareholder, Ki Corporation Limited, at a price of US$ 3.50 per Share. In the event that the FIMI V Funds sell these Shares at an aggregate price greater than $45,229,030, the FIMI V Funds will pay Ki Corporation Limited an additional amount equal to 20% of any such excess of the aggregate amounts they receive in such sales over $45,229,030, provided that such additional amount shall not exceed an aggregate of $6,461,290. The consummation of the purchase transaction is subject to certain conditions set forth in the Agreement, including the approval of the Israeli Comptroller of Restrictive Trade Practices.

(d)           Except for the Reporting Persons, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Agreement between the FIMI V Funds and Ki Corporation Limited dated July 30, 2014 in connection with the purchase of the Shares (i.e., 6,461,290 Shares), none of the Reporting Persons has any contracts, arrangements, understandings, or relationship (legal or otherwise) with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 Exhibit 2	Joint Filing Agreement, dated as of August 7, 2014. Agreement between the FIMI V Funds and Ki Corporation Limited dated July 30, 2014

Page 8 of 9 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 7, 2014

FIMI FIVE 2012 Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
FIMI Opportunity V, L.P. By: FIMI Five 2012 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO

FIMI Israel Opportunity Five, Limited Partnership By: FIMI Five 2012 Ltd., general partner By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO
Ishay Davidi Holdings Ltd. By: /s/ Ishay Davidi Name: Ishay Davidi Title: CEO Ishay Davidi By: /s/ Ishay Davidi

Page 9 of 9 Pages